UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006.

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated March 20, 2006 announcing the acquisition of mobile service companies which operate in Guam and the Northern Mariana Islands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: March 20, 2006	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo Japan 100-6150

For Immediate Release

NTT DoCoMo to Acquire Guam Cellular and Guam Wireless

TOKYO, JAPAN, March 20, 2006 — NTT DoCoMo, Inc. announced today that the company will wholly acquire Guam Cellular & Paging, Inc. (Guam Cellular) and Guam Wireless Telephone Company, LLC (Guam Wireless) for the total amount of US$71,800,000. Both companies provide mobile services in Guam and the Northern Mariana Islands.

DoCoMo will establish a holding company to acquire 100% of the shares of Guam Cellular. It will then acquire the business of Guam Wireless through Guam Cellular and merge the two companies. DoCoMo will also provide additional funds up to approximately US$6,500,000 to strengthen the newly merged company’s facilities and infrastructure.

The acquisitions will be finalized as soon as approval is received from U.S. regulatory authorities overseeing communication services in these territories.

The acquisitions will enable DoCoMo to better serve many Japanese travelers who visit Guam and the Northern Mariana Islands, and enable the islands’ residents to benefit from DoCoMo’s world-leading mobile technology. Such efforts will include, for example, enhancing the quality of GSM network and adding GPRS capability to launch packet roaming services. DoCoMo also aims to introduce a W-CDMA network for 3G services utilizing Guam Cellular’s frequency band in the future.

Guam Cellular provides a CDMA service under the “Guamcell Communications” and “Saipancell Communications” brands. Guam Wireless, which provides a GSM service under the “HafaTEL” brand, is DoCoMo’s roaming partner in the two territories.

For further information, please contact:

Masanori Goto or Tomoko Tsuda

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/inquiry

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode™ which provides e-mail and Internet access to over 45 million subscribers as the world’s most popular mobile Internet service, and FOMA™, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe, North America and Asia, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.